EXHIBIT 12

HCA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the quarters ended March 31, 2006 and 2005
(Dollars in millions)

	Quarter
	2006	2005

EARNINGS:
Income before minority interests and income taxes	$662	$703
Fixed charges, excluding capitalized interest	220	196

	$882	$899

FIXED CHARGES:
Interest charged to expense	$186	$164
Interest portion of rental expense and amortization of deferred loan costs	34	32

Fixed charges, excluding capitalized interest	220	196
Capitalized interest	8	6

	$228	$202

Ratio of earnings to fixed charges	3.86	4.44